

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2022

Rohan Ajila
Chief Executive Officer
Global Consumer Acquisition Corp
1926 Rand Ridge Court
Marietta, GA, 30062

> **Re: Global Consumer Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 11, 2022**
> **File No. 001-40468**

Dear Rohan Ajila:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Mitchell Nussbaum